Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 000 -30702)

Below is the English version of our MOPS filings on March 27, 2018.

SEQ_NO: 1

Date of announcement: 2018/03/27

Time of announcement: 14:03:09

Subject: It is approved by TWSE that the shares of ASE Industrial Holding Co., Ltd. will be listed on April 30, 2018 and shares of ASE will be delisted on the same day.

Date of events: 2018/03/27

To which item it meets: paragraph 51

Statement:

1.	Date of occurrence of the event: 2018/03/27

2.	Company name: Advanced Semiconductor Engineering, Inc.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: The Company's extraordinary general meeting of shareholders on February 12, 2018 has pass the resolution to establish ASE Industrial Holding Co., Ltd. (“ASE Holding”) through the statutory share exchange with Siliconware Precision Industries Co., Ltd. (“SPIL”) to acquire 100% of shares of the Company and SPIL, respectively. The Company has applied with the Taiwan Stock Exchange for delisting the shares of ASE and SPIL on April 30, 2018 and listing shares of ASE Holding on the same day. The Taiwan Stock Exchange has approved such application on March 26, 2018 (through the letter Tai-Cheng-Shang-Yi-Zi-no. 10700042861). ASE Holding will be categorized to “semiconductor industry” under Taiwan Stock Exchange's categories of industries of listed companies and the ASE Holding's stock code will be “3711”

6.	Countermeasures: None

7.	Any other matters that need to be specified: None